SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549
                      ----------------------------------


                                 FORM 11-K


               [X]   ANNUAL REPORT PURSUANT TO SECTION 15 (d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                    For the fiscal year ended December 31, 1999

                                    OR

               [ ]  TRANSACTION REPORT PURSUANT TO SECTION 15 (d)
                    OF THE SECURITIES EXCHANGE ACT OF 1934

                      Commission file number 333-48815

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

            MARATHON ELECTRIC SALARIED EMPLOYEES' 401(k) SAVINGS PLAN
                            100 EAST RANDOLPH STREET
                            WAUSAU, WISCONSIN  54401

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

                            REGAL-BELOIT CORPORATION
                                200 STATE STREET
                            BELOIT, WISCONSIN  53511

                             REQUIRED INFORMATION

Marathon Electric Salaried Employees 401(k) Savings Plan ("Plan") is subject to the Employee Retirement Income Security Act of 1974 ("ERISA"). Therefore, in lieu of the requirements of Items 1-3 of Form 11-K, the financial statements and schedule of the Plan for the two fiscal years ended December 31, 1998 and 1999, which have been prepared in accordance with the financial reporting requirements of ERISA, are attached hereto as Appendix 1 and incorporated herein by this reference.


                                 SIGNATURES

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


MARATHON ELECTRIC SALARIED EMPLOYEES 401(k) SAVINGS PLAN

By: Marathon Electric Salaried Employees 401(k) Savings Plan Administrative Committee and Plan Administrator



/S/ Kenneth F. Kaplan                                            June 28, 2000
-----------------------------
Kenneth F. Kaplan


/S/ Henry W. Knueppel                                            June 28, 2000
-----------------------------
Henry W. Knueppel

                                   APPENDIX I

             MARATHON ELECTRIC SALRIED EMPLOYEES 401(k) SAVINGS PLAN

      FINANCIAL STATEMENTS AS OF AND FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1999, SUPPLEMENTAL SCHEDULE AS OF AND FOR THE YEAR ENDED DECEMBER 31, 1999 AND INDEPENDENT AUDITOR'S REPORT

                   Consent of Independent Public Accountants
                   -----------------------------------------


To the Plan Administrator of the Marathon Electric
Sarlied Employees' 401(k) Savings Plan:


As independent public accountants, we hereby consent to the incorporation of our reports, included and incorporated by reference in this Form 11-K, into the Company's previously filed Registration Statement, File No. 333-48815.



/S/ ARTHUR ANDERSEN LLP
--------------------------
ARTHUR ANDERSEN LLP


Milwaukee, Wisconsin
June 26, 2000

                                MARATHON ELECTRIC
                                -----------------

                      SALARIED EMPLOYEES' 401(k) SAVINGS PLAN
                      ---------------------------------------

                 FINANCIAL STATEMENTS AS OF DECEMBER 31, 1999 AND 1998
                 -----------------------------------------------------

                TOGETHER WITH REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS
                ------------------------------------------------------

                                MARATHON ELECTRIC
                                -----------------

                      SALARIED EMPLOYEES' 401(k) SAVINGS PLAN
                      ---------------------------------------

                                FINANCIAL STATEMENTS
                                --------------------

                          AS OF DECEMBER 31, 1999 AND 1998
                          --------------------------------



                                 TABLE OF CONTENTS
                                 -----------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS


FINANCIAL STATEMENTS

  Statements of Net Assets Available for Plan Benefits, as of
  December 31, 1999 and 1998

  Statements of Changes in Net Assets Available for Plan
  Benefits, for the Years Ended December 31, 1999 and 1998


NOTES TO FINANCIAL STATEMENTS


SUPPLEMENTAL SCHEDULE SUPPORTING FINANCIAL STATEMENTS:

  Schedule I: Schedule of Assets Held for Investment Purposes as of December 31, 1999

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of the Marathon Electric
Salaried Employees' 401(k) Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Marathon Electric Salaried Employees' 401(k) Savings Plan as of December 31, 1999 and 1998 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As described in Note 2, these financial statements and supplemental schedule were prepared on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1999 and 1998 and the changes in net assets available for plan benefits, for the years then ended on the basis of accounting described in Note 2.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, as listed in the accompanying table of contents, is presented for purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.



/S/ ARTHUR ANDERSEN LLP
-----------------------
ARTHUR ANDERSEN LLP

Milwaukee, Wisconsin
May 26, 2000

                            MARATHON ELECTRIC

                  Salaried Employees' 401(K) Savings Plan


                      Notes to Financial Statements
                       December 31, 1999 and 1998



(1)  Description of Plan and Funding Policy-
     --------------------------------------

  The following description of the Marathon Electric Salaried Employees' 401(k) Savings Plan (the "Plan") provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

  General-
  -------

  The Plan is a defined contribution plan covering all employees of the Marathon Electric (the "Company") who are compensated in whole, or in part, on a salaried basis, are not in any other defined benefit plan maintained by the Company, or are not members of a collective bargaining unit which has a bargaining agreement with the Company.

  On May 28, 1999, the salaried employees of the Lincoln Motors division ("Lincoln") of Marathon Electric were added to the Plan upon acquisition of the division. Prior employee service with their previous employer counted towards eligibility to participate in the Plan, but not toward vesting. Impact on Plan financial statements was immaterial.

  An employee becomes eligible to participate in the Plan on the first day of the month subsequent to the employee obtaining the age of 21 and one year of service, or the date the employee transfers to salaried status. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"), as amended.

  Overall responsibility for administering the Plan rests with the Plan's administrative committee which is appointed by the board of directors of the Company. The Plan's trustee, Marshall & Ilsley Trust Company (the "Trustee"), is responsible for the management and control of the Plan's assets and has certain discretionary authority and control over such assets.

  Contributions-
  -------------

  Participants are allowed to contribute up to 15 percent of their pretax annual income as defined by the Plan. The Company makes a 50% matching contribution of the employee's contribution up to 5 percent of pretax annual income. The Company has the option to annually increase the amount of its matching contribution at its discretion.

  Vesting-
  -------

  Participants are 100 percent vested in their contributions and the earnings on those contributions. Company contributions and the earnings thereon vest after the earlier of three years of Plan participation or five years of service. There is no partial vesting.

  Investment Options-
  ------------------

  Participants may direct their contributions and any related earnings thereon into six investment options, in 10% increments. Participants may change their investment elections every thirty days. A description of each investment option is provided below:

     Northern Capital Equity Fund-
     ----------------------------

     The primary investment objective of this fund is growth of capital consistent with moderate level of risk. The fund invests in stocks and cash equivalents.

     American Century Balanced Fund-
     ------------------------------

     The primary investment objective of this fund is to provide growth opportunities and income. The fund invests in common stocks and fixed income securities.

     M&I Stable Principal Fund-
     -------------------------

     This fund is designed to offer safety of principal, price stability, and returns that are generally higher than a money market rate. Investments in the fixed fund are in contracts with insurance carriers and banks. The contracts are reported at contract value, which approximates fair value. A small portion of the fixed income fund is also invested in a broadly diversified money market fund.

     Fidelity Advisor Growth Fund-
     ----------------------------

     The primary investment objective of this fund is to provide capital growth by investing primarily in common stocks. The fund, typically, will invest at least 65% of its total assets in securities of companies that have long-term growth potential.

     Templeton Foreign Fund-
     ----------------------

     This fund seeks long-term capital growth through a flexible policy of investing in stocks and debt obligations of companies and governments outside the United States.

     Regal-Beloit Stock Fund-
     -----------------------

     This fund allows participants to purchase common stock of Regal-Beloit Corporation.

  Participant Loans-
  -----------------

  Loan terms range from one year to five years, or ten years for the purchase of a primary residence. Loans are limited to 50 percent of the participant's account up to $50,000, less a participant's highest outstanding loan balance under the plan in the last 12 months. Loans bear interest at the prime rate for one to five-year loans or the 15-year mortgage rate for ten-year loans. Interest rates on existing loans range from 7.12% to 10.50%. Principal and interest are paid through payroll deductions.

  Payment of Benefits-
  -------------------

  On termination of service, the participant receives a lump-sum amount equal to the value of the participant's account.

  Forfeitures-
  -----------

  Plan forfeitures arise as a result of participants who terminate service with the Company before becoming vested in the Company's contribution. The amount of forfeitures allocable to remaining participants at December 31, 1999 and 1998, were $9,622 and $54,466, respectively.

  Plan Termination-
  ----------------

  Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will become fully vested in their account balances.

(2)   Summary of Accounting Policies-
      ------------------------------

  Basis of Accounting-
  -------------------

  The accompanying financial statements are presented on the modified cash basis of accounting, which is a comprehensive basis of accounting other than generally accepted accounting principles. Contributions are recognized at the time such amounts are received rather than when contributed.

  Use of Estimates-
  ----------------

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of plan assets at the date of the financial statements and the reported amounts of investment income and expenses during the reporting period. Actual results could differ from those estimates.

  Payment of Benefits-
  -------------------

  Benefit payments to participants are recorded upon distribution.

  Administrative Expenses-
  -----------------------

  Substantially all administrative expenses are paid by the Plan. These expenses include investment management and trustee fees.

  New Accounting Standard-
  -----------------------

  Effective for period ending December 31, 1999, the Plan adopted Statement of Position 99-3, "Accounting for and Reporting of Certain Defined Contribution Plan Investments and Other Disclosure Matters" ("SOP 99-3"). SOP 99-3 eliminates the requirement for a defined contribution plan to present participant directed plan investments by general type in the statement of net assets available for plan benefits. Prior year financial statements have been restated to conform with SOP 99-3.

(3)   Investments-
      -----------

  The Plan's investments are commingled with the assets of several other Company plans in the Marathon Electric Master Pension Trust (the "Master Trust"). Investments of the Master Trust are carried at current market value as determined by the Trustee through reference to published data. Earnings, unrealized gains/losses, fees and expenses relating to investment transactions of the Master Trust are allocated by the Trustee to the participating plans based on each plan's proportionate share of trust assets.

  The assets of each Plan are segregated within the accounts of the Master Trust. The market value of the assets held in the Master Trust as of December 31 are as follows:

                                                 1999          1998
                                               --------     -----------
  Accrued Interest and Dividends             $   112,480    $   160,791
  Marshall Money Market Fund                     747,163      1,149,756
  M&I Stable Principle Fund                    8,392,682      8,219,564
  Common Stock                                50,574,335     37,898,292
  American Century Balanced Fund               5,992,879      5,887,726
  Northern Capital Equity Fund                21,033,982     16,117,312
  Fidelity Advisor Growth Fund                 9,915,333     10,297,156
  Templeton Foreign Fund                       1,876,244        930,525
  Regal Beloit Corporation Master Trust          798,638        753,086
  Fixed Income Securities                      3,436,740      3,199,464
  Participant Loans                              575,375        640,510
                                            ------------    -----------
  Total Assets of the Master Trust          $103,455,851    $85,254,182
                                            ============    ===========


  The Marshall Funds are controlled by Marshall & Ilsley
  Corporation, the parent company of the Trustee.  The M&I
  Stable Principle Fund is a collective investment fund operated by the Trustee.

  Allocations of assets of the Master Trust to participating plans as of December 31 are as follows:

                                                       1999                      1998
                                              ---------------------    ----------------------
                                                 Amount         %          Amount         %
                                              ------------   ------     -----------    ------
 Salaried Employees' Pension Plan             $ 38,173,087    36.9%     $29,448,716     34.5%
 Wausau Hourly Pension Plan                     16,656,441    16.1%      12,916,088     15.2
 Hourly 401(k) Savings Plan                     10,237,203     9.9%       8,189,006      9.6
 Salaried Employees' 401(k) Savings Plan        38,389,120     37.1%     34,700,372     40.7
                                              ------------    ------    -----------    ------
       Total Assets of the Master Trust       $103,455,851    100.0%    $85,254,182    100.0%

  Master Trust income and its allocation to the participating plans for the years ended December 31 are as follows:

                                                 1999          1998
                                             -----------    ----------
  Interest and Dividend Income               $   779,055    $  707,399
  Realized Gains, Net                          7,458,652     6,063,861
  Unrealized Appreciation in the Fair
    Value of Investments, Net                 11,813,826     2,660,354
                                             -----------    ----------
      Total Master Trust income              $20,051,533    $9,431,614
                                             ===========    ==========

                                                 1999          1998
                                             -----------    ----------
  Salaried Employees' Pension Plan           $ 9,807,212    $2,527,292
  Wausau Hourly Pension Plan                   4,283,404     1,111,534
  Hourly 401(k) Savings Plan                   1,263,780     1,026,311
  Salaried Employees' 401(k) Savings Plan      4,697,137     4,766,477
                                             -----------    ----------
     Total Master Trust income               $20,051,533    $9,431,614
                                             ===========    ==========

(4)   Guaranteed Investment Contracts-
      -------------------------------

  The M&I Stable Principal Fund consists of guaranteed investment contracts ("GIC's") and Synthetic guaranteed investment contracts ("SYN's"). All investment contracts are fully benefit responsive. These investment contracts are valued at amortized cost, which represents fair market value. The average crediting interest rates for the years ending December 31, 1999 and 1998 were 6.05% and 5.93%, respectively. The funds average yields for 1999 and 1998 were 5.99% and 6.20% respectively.

  The crediting rates for the contacts are fixed or reset daily.
  There are no limitations or guarantees on the contracts.

(5)   Plan Participation in the Regal-Beloit Corporation Master Trust-
      ---------------------------------------------------------------

  Effective February 1, 1998, the Company's Board of Directors established an "Employee Stock Fund" within the Plan to enable participants to purchase Regal-Beloit Corporation stock. Effective April 1, 1998, the Plan's investment in Regal-Beloit Corporation stock was commingled into the Regal-Beloit Corporation Master Trust (RBC Master Trust). Investments of the RBC Master Trust are carried at current market value as determined by the trustee through reference to published data. Earnings, market adjustments, fees and expenses relating to investment transactions are allocated by the trustee to participating plans based on each plan's share of RBC Master Trust assets.

  The assets of the Plan are commingled and are not segregated in the accounts of the RBC Master Trust. The market value of the assets held in the RBC Master Trust as of December 31, 1999 and 1998 is as follows:

                                                 1999          1998
                                              -----------    -----------

  Regal-Beloit Corporation Stock              $13,009,033    $14,374,579
  Marshall Money Market Fund                      115,702        154,077
  Accrued Income                                   75,700         74,145
  Pending Trades                                   92,205              -
                                              -----------    -----------
      Total assets of the RBC Master Trust    $13,292,640    $14,602,801
                                              ===========    ===========

  Allocations of assets of the RBC Master Trust to participating plans as of December 31, 1999 and 1998 are as follows:

                                           1999                 1998
                                  --------------------  --------------------
                                    Amount     Percent     Amount    Percent
                                  -----------  -------  -----------  -------
 Regal-Beloit Corporation
   Personal Savings Plan          $ 6,230,849   46.87%  $ 6,805,476   46.60%

 Regal-Beloit Corporation           5,788,543   43.55     6,568,489   44.98
   Profit Sharing Plan

 Regal-Beloit Corporation
   Savings and Protection Plan        474,609    3.57       475,749    3.26

 Marathon Electric Salaried
   Employees' 401(k) Savings Plan     649,478    4.89       635,779    4.36

 Marathon Electric Hourly
   401(k) Savings Plan                149,161    1.12       117,308    0.80
                                  -----------  ------   -----------  ------
     Total assets of the
          RBC Master Trust        $13,292,640  100.00%  $14,602,801  100.00%
                                  ===========  =======  ===========  =======

  RBC Master Trust loss for the years ended December 31, 1999 and 1998 is as follows:

                                                    1999          1998
                                                -----------    -----------
  Investment income-
  Interest                                      $    11,261    $    23,602
  Dividends                                         309,644        280,725
  Net (Depreciation) Appreciation in Fair
    Market Value of Regal-Beloit Corporation
    Common Stock                                 (1,358,911)    (3,979,555)
                                                ------------   ------------
        Total RBC Master Trust Loss             $(1,038,006)   $(3,675,228)
                                                ============   ============

  A pro rata portion of this loss has been allocated to the Marathon Electric Master Pension Trust.

(6)   Tax Exemption Status of the Plan-
      ---------------------------------

  The Internal Revenue Service has determined and informed the Company by a letter dated January 5, 1996, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code ("IRC"). The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's legal counsel believe the Plan is currently designed and being operated in compliance with applicable requirements of the IRC. Therefore, they believe the Plan is qualified and the selected trust remains tax-exempt as of the financial statement date.

(7)   Related Party Transactions-
      --------------------------

  Master Trust assets are invested in mutual funds managed by the Trustee. The investment in the Regal Beloit Stock Fund is an investment in the Plan Sponsor. These are not considered prohibited transactions by statutory exemption under ERISA regulations.

                            MARATHON ELECTRIC
                            -----------------
                  SALARIED EMPLOYEES' 401(k) SAVINGS PLAN
                  ---------------------------------------

Plan's EIN #39-0449780   Plan #008
Schedule I--Schedule of Assets Held for Investment Purposes
As of December 31, 1999


      Identity of Issue,         Description of Investment Including
           Borrower               Maturity Date, Rate of Interest,                             Current
   Lessor, or Similar Party      Collateral, Par, or Maturity Value                Cost         Value
----------------------------   --------------------------------------------     ----------    ----------
  Fidelity Funds               Advisor Series II, Growth Opportunities Fund     $7,202,198    $8,407,629


  Templeton Funds, Inc.        Templeton Foreign Fund CL-1                       1,354,503     1,536,470


  American Century             American Century Balanced Investors Fund          4,725,666     4,580,582
  Investments

  Northern Capital, Inc.       Northern Capital Equity Fund                      8,475,815    16,490,109


  Marshall & Ilsley*           M&I Stable Principal Fund                         6,094,280     6,094,280


  Loans to participants        Loans                                               575,375       575,375

  Regal-Beloit Stock Fund*     Regal-Beloit Stock                               $  732,445   $   649,478


*Party-in-interest

The accompanying notes to financial statements are an integral part of this schedule.

          MARATHON ELECTRIC SALARIED EMPLOYEE'S 401(k) SAVINGS PLAN

             Statements of Net Assets Available for Plan Benefits


                                                          As of
                                                       December 31,
                                                   1999           1998
                                                   ----           ----
Assets:
  Investments, at Fair Value-
    Marathon Electric Master Trust Fund          $38,389,120   $34,700,372
                                                 -----------   -----------

  Net Assets Available for Plan Benefits         $38,389,120   $34,700,372
                                                 ===========   ===========



The accompanying notes to financial statements are an integral part of these statements.

         MARATHON ELECTRIC SALARIED EMPLOYEES' 401(k) SAVINGS PLAN

      Statements of Changes in Net Assets Available for Plan Benefits



                                                     For the Years
                                                         Ended
                                                      December 31,
                                                 -----------------------
                                                    1999         1998
  Additions:                                    -----------  -----------
 Net Investment Income from Marathon
  Electric Master Trust Fund                    $ 4,697,137  $ 4,766,477


  Contributions-
    Employer                                        858,093    1,079,720
    Participants                                  1,479,428    1,428,142
                                                -----------  -----------
       Total Contributions                        2,337,521    2,507,862
                                                -----------  -----------

       Total Additions                            7,034,658    7,274,339

  Deductions:
    Benefits Paid to Participants                 3,242,101    2,553,969
    Administrative and Other Expenses               118,555      118,560
                                                -----------  -----------
        Total Deductions                          3,360,656    2,672,529
                                                -----------  -----------

  Net Additions                                   3,674,002    4,601,810

  Transfers in from Other Company Plans              14,746       11,981
                                                -----------  -----------

  Net Increase                                    3,688,748    4,613,791

  Net Assets Available for Plan Benefits:
    Beginning of Year                            34,700,372   30,086,581
                                                -----------  -----------

    End of Year                                 $38,389,120  $34,700,372
                                                ===========  ===========


The accompanying notes to financial statements are an integral part of these statements.